UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2020

Fundrise Midland Opportunistic REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10567

Delaware	32-0479856
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information contained in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2020. The consolidated financial statements included in this filing as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim consolidated statements of operations not misleading.

Business

Fundrise Midland Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the Houston, TX, Dallas, TX, Austin, TX, Chicago, IL, and Denver, CO metropolitan statistical areas (“MSAs”). We use substantially all of the net proceeds raised from our initial and subsequent offerings to invest in such properties, and may also invest in commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations commenced on October 25, 2016. The use of the terms “Fundrise Midland Opportunistic REIT”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Midland Opportunistic REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986.

We are externally managed by Fundrise Advisors, LLC, (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer up to $50.0 million in our common shares in any rolling twelve month period (the “Offering(s)”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2020 and December 31, 2019, we had raised total gross offering proceeds of approximately $104.7 million and $102.9 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 10,472,000 and 10,293,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2020, we have raised the maximum amount of previously qualified common shares under our Offering.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until December 31, 2017, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price is subject to adjustment every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value ("NAV"), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter ("NAV per share").

Below is the quarterly NAV per share, as determined in accordance with our valuation policies. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2017	$10.00	Form 1-U
March 31, 2018	$10.00	Form 1-U
June 30, 2018	$10.00	Form 1-U
September 30, 2018	$10.00	Form 1-U
December 31, 2018	$10.00	Form 1-U
March 31, 2019	$10.00	Form 1-U
June 30, 2019	$10.00	Form 1-U
October 1, 2019	$10.00	Form 1-U
December 31, 2019	$10.00	Form 1-U
March 31, 2020	$10.00	Form 1-U
June 30, 2020	$9.81	Form 1-U

Distributions

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the recent coronavirus (“COVID-19”) pandemic, the Manager determined to reduce distributions in the short-term in order to preserve liquidity at the Company level; however, the Manager does not expect this trend to continue long-term, as, among other things, as a REIT we are required to distribute at least 90% of our REIT taxable income annually.

On April 12, 2017, we paid our first distribution to shareholders for the distribution period of January 1, 2017 through March 31, 2017. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share	Date of Declaration	Payment Date(1)	Annualized Yield(2)	Link
01/01/2017 - 03/31/2017	0.0022602740	12/31/2016	04/12/2017	8.25%	Form 1-U
04/01/2017 - 06/30/2017	0.0021917808	03/21/2017	07/11/2017	8.00%	Form 1-U
07/01/2017 - 09/30/2017	0.0021917808	06/26/2017	10/09/2017	8.00%	Form 1-U
10/01/2017 - 12/31/2017	0.0021917808	09/28/2017	01/09/2018	8.00%	Form 1-U
01/01/2018 - 01/31/2018	0.0021917810	12/22/2017	04/11/2018	8.00%	Form 1-U
02/01/2018 - 02/28/2018	0.0021917808	01/26/2018	04/11/2018	8.00%	Form 1-U
03/01/2018 - 03/31/2018	0.0019178082	02/27/2018	04/11/2018	7.00%	Form 1-U
04/01/2018 - 04/30/2018	0.0019178082	03/28/2018	07/09/2018	7.00%	Form 1-U
05/01/2018 - 05/31/2018	0.0016438356	04/30/2018	07/09/2018	6.00%	Form 1-U
06/01/2018 - 06/30/2018	0.0016438356	05/29/2018	07/09/2018	6.00%	Form 1-U
06/30/2018(5)	0.0185615232	06/28/2018	07/09/2018	(5)	Form 1-U
07/01/2018 - 07/31/2018	0.0016438356	06/28/2018	10/08/2019	6.00%	Form 1-U
08/01/2018 - 08/31/2018	0.0016438356	07/27/2018	10/08/2019	6.00%	Form 1-U
09/01/2018 - 09/30/2018	0.0016438356	08/24/2018	10/08/2019	6.00%	Form 1-U
10/01/2018 - 10/31/2018	0.0016438356	09/26/2018	01/07/2019	6.00%	Form 1-U
11/01/2018 - 11/30/2018	-	N/A	N/A	-	N/A
12/01/2018 - 12/31/2018	-	N/A	N/A	-	N/A
01/01/2019 - 01/31/2019	0.0015068493	12/27/2018	04/10/2019	5.50%	Form 1-U
02/01/2019 - 02/28/2019	0.0016438356	01/30/2019	04/10/2019	6.00%	Form 1-U
03/01/2019 - 03/31/2019	0.0013698630	02/28/2019	04/10/2019	5.00%	Form 1-U
04/01/2019 - 04/30/2019	0.0015068493	03/28/2019	07/11/2019	5.50%	Form 1-U
05/01/2019 - 05/31/2019	0.0026027397	04/30/2019	07/11/2019	9.50%	Form 1-U
06/01/2019 - 06/30/2019	0.0012328767	05/30/2019	07/11/2019	4.50%	Form 1-U
06/30/2019(6)	0.0451418430	06/27/2019	07/11/2019	(6)	Form 1-U
07/01/2019 - 07/31/2019	0.0017808219	06/28/2019	10/09/2019	6.50%	Form 1-U
08/01/2019 - 08/31/2019	0.0016438356	07/30/2019	10/09/2019	6.00%	Form 1-U
09/01/2019 - 10/01/2019	0.0016438356	08/29/2019	10/09/2019	6.00%	Form 1-U
10/02/2019 - 10/31/2019	0.0017808219	10/01/2019	01/13/2020	6.50%	Form 1-U
11/01/2019 - 11/30/2019	0.0015068493	10/31/2019	01/13/2020	5.50%	Form 1-U
12/01/2019 - 12/31/2019	0.0006849315	11/26/2019	01/13/2020	2.50%	Form 1-U
12/31/2019(7)	0.1074241919	12/26/2019	01/13/2020	(7)	Form 1-U
01/01/2020 - 01/31/2020	0.0009589041	12/23/2019	04/09/2020	3.50%	Form 1-U
02/01/2020 - 02/29/2020	0.0009589041	01/29/2020	04/09/2020	3.50%	Form 1-U
03/01/2020 - 03/31/2020	0.0013698630	02/26/2020	04/09/2020	5.00%	Form 1-U
04/01/2020 - 04/30/2020	0.0005479452	03/30/2020	07/09/2020	2.00%	Form 1-U
05/01/2020 - 05/31/2020	-	N/A	N/A	-	N/A
06/01/2020 - 06/30/2020	-	N/A	N/A	-	N/A
07/01/2020 - 07/31/2020	0.0006849315	06/29/2020	10/21/2020	2.50%	Form 1-U
08/01/2020 - 08/31/2020	0.0013698630	07/30/2020	10/21/2020	5.00%	Form 1-U
09/01/2020 - 10/01/2020	0.0010958904	08/28/2020	10/21/2020	4.00%	Form 1-U
Weighted Average	0.0016899541(3)			6.17%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.
(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2017 through October 1, 2020.
(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

(5)	On June 28, 2018, the Manager of the Company declared a distribution of $0.0185615232 per share (the “Additional June 30, 2018 Distribution Amount”) for shareholders of record as of the close of business on June 30, 2018. The distribution was payable to shareholders of record as of the close of business on June 30, 2018 and the distribution was paid on July 9, 2018. As the Additional June 30, 2018 Distribution Amount did not have daily declared distribution amounts over a period of time, it’s individual annualized yield is not presented; however, the Additional June 30, 2018 Distribution Amount is included in the calculation for the weighted average annualized yield.
(6)	On June 27, 2019, the Manager of the Company declared a distribution of $0.0451418430 per share (the “Additional June 30, 2019 Distribution Amount”) for shareholders of record as of the close of business on June 30, 2019. The distribution was payable to shareholders of record as of the close of business on June 30, 2019 and the distribution was paid on July 11, 2019. As the Additional June 30, 2019 Distribution Amount did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional June 30, 2019 Distribution Amount is included in the calculation for the weighted average annualized yield.
(7)	On December 26, 2019, the Manager of the Company declared a distribution of $0.1074241919 per share (the “Additional December 31, 2019 Distribution Amount”) for shareholders of record as of the close of business on December 31, 2019. The distribution was payable to shareholders of record as of the close of business on December 31, 2019 and the distribution was paid on January 13, 2020. As the Additional December 31, 2019 Distribution Amount did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional December 31, 2019 Distribution Amount is included in the calculation for the weighted average annualized yield.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. Through December 31, 2019, the Company's redemption plan provided that, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective as of January 1, 2020, we revised our redemption plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our current policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. We have resumed the processing and payment of redemptions under our redemption plan as of June 30, 2020. As such, combined with the change in processing redemptions quarterly instead of monthly and increased redemption requests arising from the COVID-19 pandemic, redemptions payable have increased on the consolidated balance sheet from December 31, 2019 to June 30, 2020.

As of June 30, 2020, approximately 1,299,000 common shares had been submitted for redemption and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our consolidated financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements, for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest income on our real estate debt investments, rental income from our investments in rental real estate properties, as well as cash flow distributions and equity in earnings from our investments in unconsolidated joint ventures. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies - Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

On October 25, 2016, we commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P.). For the six months ended June 30, 2020 and 2019, we had total consolidated net income (loss) of approximately $(2.0 million) and $1.1 million, respectively.

Revenue

Interest Income

For the six months ended June 30, 2020 and 2019, we earned interest income of approximately $1.7 million from our real estate debt investments.

Rental Income

For the six months ended June 30, 2020 and 2019, we earned rental income of approximately $3.2 million and $0 from our rental real estate investments, respectively. The increase in rental income is primarily attributable to the acquisition of our first consolidated investment in rental real estate properties in December 2019.

Equity in Earnings (Losses)

For the six months ended June 30, 2020 and 2019, we incurred equity losses of approximately $162,000 and $274,000 from our equity method investees, respectively. The decrease in equity losses is attributable to the improved performance from two of our equity method investees acquired in 2017, as well as earnings from our investment in National Lending, LLC which was formed in July 2019. See Note 10, Related Party Arrangements, in our consolidated financial statements for more detail about National Lending, LLC.

Other Income

For the six months ended June 30, 2020 and 2019, we earned other income of approximately $228,000 and $85,000, respectively. The increase is primarily related to parking revenue and recovery income from our investment in rental real estate property, as well as dividends earned on our money market investments.

Expenses

Depreciation and Amortization

For the six months ended June 30, 2020 and 2019, we incurred depreciation and amortization expenses of approximately $4.0 million and $0, respectively. The increase in depreciation and amortization expense is due to the acquisition of our first consolidated investment in rental real estate properties during December 2019.

Rental Properties Operating and Maintenance

For the six months ended June 30, 2020 and 2019, we incurred rental properties operating and maintenance expense of approximately $1.1 million and $0, respectively. The increase in operating and maintenance expense is due to the acquisition of our first investment in rental real estate properties during December 2019.

Asset Management and Other Fees – Related Party

For the six months ended June 30, 2020 and 2019, we incurred asset management fees of approximately $409,000 and $241,000, respectively. The increase in asset management fees is directly related to an increase in total NAV, as the asset management fee is calculated as a percentage of total NAV each quarter. The overall increase in total NAV is attributable to additional capital raised through our Offerings and the appreciation of our investments in equity method investees.

Interest Expense

For the six months ended June 30, 2020 and 2019, we incurred interest expense of approximately $1.3 million and $2,000, respectively. Of these amounts, approximately $78,000 and $2,000, respectively, were due to related parties for notes payable used to fund our investment activity. See Note 10, Related Party Arrangements, in our consolidated financial statements for more information. The additional increase in interest expense is due to the assumption of a mortgage notes as part of the acquisition of our first consolidated investment in rental real estate properties during December 2019.

General and Administrative

For the six months ended June 30, 2020 and 2019, we incurred general and administrative expenses of approximately $122,000 and $105,000, respectively, which includes auditing and professional fees, software subscription costs, and other expenses associated with operating our business.

Our Investments

As of June 30, 2020, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2020. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Bridge Loans	Location	Type of Property	Date of Acquisition	Interest Rate(1)	Maturity Date(2)	Total Commitment(3)	LTV(4)	LTC(5)	Overview (Form 1-U)
Sterling Town Center Bridge Loan/RSE Aspect Promenade Controlled Subsidiary(6)	Raleigh, NC	Multifamily	08/28/2018	(6)	(6)	$9,702,000	-	68.0%	Initial	Update

(1)	Interest Rate refers to the projected annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.
(6)	The Sterling Town Center Bridge Loan converted into additional ownership of a majority-owned subsidiary, Aspect Promenade JV LP (the “RSE Aspect Promenade Controlled Subsidiary”) upon receiving approval from the United States Department of Housing and Urban Development ("HUD"), for an initial purchase price of approximately $9,702,000, which is the initial stated value of our additional equity interest in the RSE Aspect Promenade Controlled Subsidiary. The Sterling Town Center Bridge Loan conversion was approved by HUD and the bridge loan converted to common equity on 3/29/2019. Consequently, no interest accrued on the Sterling Town Center Bridge Loan.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)			Redemption Date(2)	Total Commitment (3)	LTV(4)	LTC(5)	Overview (Form 1-U)
Waypoint Austin Controlled Subsidiary(11)	Pflugerville, TX	Multifamily	11/11/2016	12.0%			09/08/2019	$3,000,000	-	66.0%	Initial	Update
Aviator Apartments(12)	Colorado Springs, CO	Multifamily	12/06/2016	12.0%			05/29/2024	$1,000,000	82.1%	79.5%	Initial	Update
RSE Waypoint San Antonio Controlled Subsidiary(10)	San Antonio, TX	Multifamily	12/30/2016	11.0%			12/30/2019	$7,025,000	-	68.5%	Initial	Update
RSE Wickfield Controlled Subsidiary(13)	Ann Arbor, MI	Multifamily	03/28/2017	11.5%			10/31/2022	$3,175,000	90.0%	-	Initial	Update
RSE Domain Controlled Subsidiary(9)	Tempe, AZ	Multifamily	04/13/2017	10.5	%(6)		08/31/2024	$2,500,000	88.5%	-	Initial	Update
Vukota Chestnut Springs Controlled Subsidiary	Colorado Springs, CO	Multifamily	07/17/2017	12.0%			09/01/2025	$265,000	85.0%	-	Initial	N/A
Vukota Wind River Place Controlled Subsidiary	Colorado Springs, CO	Multifamily	07/17/2017	12.0%			09/01/2025	$375,000	85.6%	-	Initial	N/A
Englewood Square Controlled Subsidiary	Chicago, IL	Retail	11/02/2017	10.0%		(7)	03/23/2023	$500,000	37.0 – 41.0%	-	Initial	N/A
RSE Waypoint Controlled Subsidiary	Georgetown, TX	Multifamily	11/27/2017	11.0%			11/27/2020	$5,815,000	-	68.1%	Initial	N/A
RSE Walcott Controlled Subsidiary	Denver, CO	Multifamily	06/20/2018	11.0%			06/20/2021	$2,700,000	-	63.7%	Initial	N/A
RSE Cherokee Flats Controlled Subsidiary	Denver, CO	Mixed-Use	11/27/2018	11.5%			11/27/2023	$3,355,000	-	70.0%	Initial	N/A
RSE Aura Controlled Subsidiary(8)	San Antonio, TX	Multifamily	12/19/2018	13.0%			12/19/2019	$1,421,545	95.0%	-	Initial	Update
RSE Lennox Controlled Subsidiary	Las Vegas, NV	Multifamily	05/24/2019	9.0%			05/24/2029	$3,400,000	77.7%	-	Initial	N/A
RSE Church Lake Controlled Subsidiary	Southaven, MS	Multifamily	05/31/2019	10.3%			05/31/2029	$5,800,000	90.0%	-	Initial	N/A
Audelia Controlled Subsidiary	Dallas, TX	Multifamily	08/15/2019	10.0%			08/31/2029	$7,530,000	90.0%	-	Initial	N/A

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.
(6)	Per annum economic return is comprised of a minimum economic return of 10.5% for Year 1, 11% for Year 2, 12% for Years 3-4, and 13% for Years 5+ on the RSE Domain Controlled Subsidiary Investment.
(7)	The Englewood Square Investment earns a 10% annual return. In addition, the Englewood Square Investment earns 50% of any percentage rent paid by the property’s anchor tenant up to $18,000 in any calendar year.
(8)	On February 27, 2019, the RSE Aura Controlled Subsidiary was redeemed in full and is no longer outstanding.
(9)	On March 5, 2019, the RSE Domain Controlled Subsidiary was redeemed in full and is no longer outstanding.
(10)	On July 22, 2019, the RSE Waypoint San Antonio Controlled Subsidiary was redeemed in full and is no longer outstanding.
(11)	On September 12, 2019, the Waypoint Austin Controlled Subsidiary was redeemed in full and is no longer outstanding.
(12)	On February 28, 2020, Aviator Apartments was redeemed in full and is no longer outstanding.
(13)	On February 28, 2020, the RSE Wickfield Controlled Subsidiary was redeemed in full and is no longer outstanding.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Date of Acquisition	Purchase Price(1)	Overview (Form 1-U)
RSE Railfield Controlled Subsidiary	San Marcos, TX	Multifamily	08/22/2017	$4,941,866	Initial	Update
RSE Orion Controlled Subsidiary (S. Akron St)	Denver, CO	Multifamily	09/28/2017	$5,386,054	Initial	Update
RSE Orion Controlled Subsidiary (E. Asbury Ave)	Denver, CO	Multifamily	11/30/2017	$5,034,285	Initial	Update
RSE Aspect Promenade Controlled Subsidiary(2)	Raleigh, NC	Multifamily	08/28/2018	$9,701,987	Initial	Update
NP 85(3)	San Antonio, TX	Multifamily	12/19/2018	$2,585,727	Initial	Update
EVO Controlled Subsidiary	Las Vegas, NV	Multifamily	12/20/2019	$37,800,000	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.
(2)	Owned by Aspect Promenade JV, LP. All assets were acquired prior to the debt-to-equity conversion on 3/29/2019.
(3)	On February 27, 2019, the NP 85 investment was fully distributed.

As of June 30, 2020, the Company's investments in companies that are accounted for under the equity method of accounting included the initial and subsequent contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 10, Related Party Arrangements for further information regarding National Lending.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2020, we had deployed approximately $97.5 million for fourteen investments and had approximately $7.3 million in cash and cash equivalents. As of June 30, 2020, we had approximately $60.1 million of outstanding third party debt secured by real property of our consolidated joint ventures. As of June 30, 2020, we anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

We have outstanding unsecured, Company level debt (inclusive of accrued interest) of approximately $10.4 million as of September 25, 2020 and June 30, 2020. This amount does not include any debt secured by the real property of our consolidated or unconsolidated joint ventures.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

Having completed our initial Offering, we face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s future performance and future financial results. The Company is unable to quantify the impact COVID-19 may have on its future financial results at this time.

While we are encouraged by the relative stability of residential real estate markets, the country has entered a period of a high degree of uncertainty and volatility as a result of the impact of COVID-19. Although that is likely to mean a period of economic stress, broadly speaking, we believe the Company is well positioned to withstand potential economic shocks or slowdown in the economy. First, approximately 98% of the Company’s portfolio is invested in stabilized rental property and apartment development. Housing, like food, is a basic good rather than a discretionary expense so should perform more resiliently in a downturn. Second, the approximately 15% of real estate invested in new apartment development (outside Austin and two projects in core Denver) are structured as preferred equity in a mezzanine position (i.e., senior to the common equity), with each project having more than about 30% in equity junior to our positions. Third, for all apartment acquisitions, management has consistently sought to lock in long-term, fixed interest rates in order to protect against the risk that credit markets freeze or become disrupted, a situation which is now becoming increasingly probable. Our belief is the portfolio of apartments is likely to be more stable than most other assets.

Lastly, the current interest rate environment has dramatically eased as a result of the Federal Reserve materially lowering rates. Capital markets expect the Federal Reserve to maintain interest rates near zero for a number of years and continue to inject more liquidity into the market (similar to previous quantitative easing). Historically, when the market recovers, hard assets, such as real estate, see an increase in value as a result of the expanded monetary base.

Off-Balance Sheet Arrangements

As of June 30, 2020 and December 31, 2019, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 10, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

The following table summarizes the real estate investments repaid to the Company since June 30, 2020 (through September 25, 2020):

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Redemption Date (1)	Total Commitment (2)	Overview (Form 1-U)
RSE Waypoint Controlled Subsidiary (3)	Georgetown, TX	Multifamily	11/27/2017	11/27/2020	$5,815,000	Initial
Vukota Wind River Place Controlled Subsidiary (4)	Colorado Springs, CO	Multifamily	07/17/2017	09/01/2025	$375,000	Initial

(1)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.
(2)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(3)	On September 18, 2020, the RSE Waypoint Controlled Subsidiary was repaid in full and is no longer outstanding.
(4)	On September 25, 2020, the Vukota Wind River Place Controlled Subsidiary was repaid in full and is no longer outstanding.

Other

Event	Date	Description
Status of Our Offering	09/25/2020	As of September 25, 2020, we had raised total gross offering proceeds of approximately $104.7 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 10,472,000 of our common shares.
Declaration of August 2020 Distributions	07/30/2020	On July 30, 2020, our Manager declared a daily distribution of $0.0013698630 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2020 and ending on August 31, 2020. More information can be found here.
Declaration of September 2020 Distributions	08/28/2020	On August 28, 2020, our Manager declared a daily distribution of $0.0010958904 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2020 and ending on October 1, 2020. More information can be found here.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Midland Opportunistic REIT, LLC

Fundrise Midland Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2020 (unaudited)	As of December 31, 2019 (*)
ASSETS
Cash and cash equivalents	$7,339	$7,467
Restricted cash	358	323
Interest receivable	101	225
Other assets	350	85
In-place lease asset, net	-	1,456
Accrued interest, PIK	2,101	1,254
Real estate debt investments	29,740	30,560
Investments in equity method investees	23,497	21,378
Investments in rental real estate properties, net	105,483	108,033
Total Assets	$168,969	$170,781

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$685	$131
Interest paid in advance	57	356
Due to related party	208	176
Settling subscriptions	-	1,648
Distributions payable	361	2,295
Redemptions payable	4,457	486
Rental security deposits and other liabilities	179	286
Notes payable - related party	10,387	6,010
Mortgage payable, net	60,113	60,125
Above-market debt value, net	3,518	3,709
Total Liabilities	79,965	75,222

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 10,471,966 and 10,292,873 shares issued and 9,172,918 and 9,546,064 shares outstanding as of June 30, 2020 and December 31, 2019, respectively	104,065	102,313
Redemptions - common shares	(12,626)	(7,263)
Retained Earnings (Accumulated deficit)	(10,617)	(8,145)
Total Members’ Equity	80,822	86,905
Non-controlling interest	8,182	8,654
Total Equity	89,004	95,559
Total Liabilities and Equity	$168,969	$170,781

* Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2020 (unaudited)	For the Six Months Ended June 30, 2019 (unaudited)
Income (loss)
Interest income	$1,710	$1,683
Rental income	3,215	-
Equity in earnings (losses)	(162)	(274)
Other income	228	85
Total income (loss)	4,991	1,494

Expenses
Depreciation and amortization	4,020	-
Rental properties operating and maintenance	1,110	-
Asset management and other fees - related party	409	241
General and administrative expenses	122	105
Interest expense	1,319	2
Total expenses	6,980	348

Net income (loss)	$(1,989)	$1,146

Less: Net income (loss) attributable to non-controlling interests	(560)	-
Net income (loss) attributable to controlling interests	$(1,429)	$1,146

Net income (loss) per common share	$(0.15)	$0.19
Weighted average number of common shares outstanding	9,650,773	6,028,956

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Equity

For the Six Months Ended June 30, 2020 and 2019 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members'	Non- Controlling	Total
	Shares	Amount	deficit)	Equity	Interests	Equity
December 31, 2019	9,546,064	$95,050	$(8,145)	$86,905	$8,654	$95,559
Proceeds from issuance of common shares	179,093	1,791	-	1,791	-	1,791
Offering costs	-	(39)	-	(39)	-	(39)
Distributions declared on common shares	-	-	(1,043)	(1,043)	-	(1,043)
Redemptions of common shares	(552,239)	(5,363)	-	(5,363)	-	(5,363)
Non-controlling interest	-	-	-	-	88	88
Net income (loss)	-	-	(1,429)	(1,429)	(560)	(1,989)
June 30, 2020	9,172,918	$91,439	$(10,617)	$80,822	$8,182	$89,004

	Common Shares		Retained Earnings (Accumulated	Total Members'	Non- Controlling	Total
	Shares	Amount	deficit)	Equity	Interests	Equity
December 31, 2018	5,155,955	$51,343	$(4,990)	$46,353	$-	$46,353
Proceeds from issuance of common shares	1,864,040	18,641	-	18,641	-	18,641
Offering costs	-	(367)	-	(367)	-	(367)
Distributions declared on common shares	-	-	(2,244)	(2,244)	-	(2,244)
Redemptions of common shares	(200,541)	(1,948)	-	(1,948)	-	(1,948)
Net income (loss)	-	-	1,146	1,146	-	1,146
June 30, 2019	6,819,454	$67,669	$(6,088)	$61,581	$-	$61,581

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2020 (unaudited)	For the Six Months Ended June 30, 2019 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(1,989)	$1,146
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,020	-
Above-market debt amortization	(191)	-
Amortization of deferred financing costs	19	-
Equity in (earnings) losses	162	274
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	124	(100)
Net (increase) decrease in other assets	(265)	(16)
Net (increase) decrease in accrued interest, PIK	(847)	(598)
Net increase (decrease) in accounts payable and accrued expenses	537	(8)
Net increase (decrease) in interest paid in advance	(299)	(534)
Net increase (decrease) in due to related party	110	16
Net increase (decrease) in rental security deposits and other liabilities	(107)	-
Net cash provided by (used in) operating activities	1,274	180
INVESTING ACTIVITIES:
Investment in real estate debt investments	(3,355)	(12,452)
Repayments of real estate debt investments	4,175	3,922
Investment in equity method investees	(2,753)	(589)
Distributions received from equity method investees	472	3,315
Distributions received by non-controlling interests from investment in rental real estate properties	88	-
Capital expenditures related to rental real estate properties	(15)	-
Net cash provided by (used in) investing activities	(1,388)	(5,804)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	143	18,559
Proceeds from notes payable - related party	7,300	1,600
Payoff of notes payable - related party	(3,000)	(1,600)
Repayment of mortgage principal	(31)	-
Cash paid for shares redeemed	(1,392)	(1,743)
Proceeds from settling subscriptions	-	96
Distributions paid	(2,977)	(930)
Reimbursements (to) from related party	-	(359)
Offering costs paid	(22)	(8)
Net cash provided by (used in) financing activities	21	15,615

Net increase (decrease) in cash and cash equivalents and restricted cash	(93)	9,991
Cash and cash equivalents and restricted cash, beginning of period	7,790	327
Cash and cash equivalents and restricted cash, end of period	$7,697	$10,318

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY:
Distributions payable	$361	$1,738
Redemptions payable	$4,457	$464
Distributions reinvested in Fundrise Midland Opportunistic REIT, LLC through programs offered by Fundrise Advisors, LLC	$-	$82
Offering costs payable	$17	$-
Debt-to-equity conversion	$-	$9,702
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – mortgage payable	$1,180	$-
Interest paid - related party note	$-	$2

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Midland Opportunistic REIT, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Midland Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Midland Opportunistic REIT, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans and real estate, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes as of the six months ended June 30, 2020 and the year ended December 31, 2019. As of June 30, 2020 and December 31, 2019, we held substantially all of our assets directly and had no active operating partnerships or taxable REIT subsidiaries (“TRS”) or qualified REIT subsidiaries, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT. A TRS was formed by the Company on July 13, 2018 and subsequently dissolved on November 13, 2019.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified $20.5 million of shares on October 29, 2019, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

As of June 30, 2020 and December 31, 2019, after redemptions, the Company has net common shares outstanding of approximately 9,173,000 and 9,546,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2020 and December 31, 2019 the Sponsor owned 600 common shares. In addition, as of June 30, 2020 and December 31, 2019, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of June 30, 2020 and December 31, 2019, the total amount of equity outstanding by the Company on a gross basis was approximately $92.1 million and $95.7 million, respectively, and the total amount of settling subscriptions was approximately $0 and $1.6 million, respectively. Both of these amounts were based on a $10.00 per share price.

The Company's Manager, Fundrise Advisors, LLC, has established various plans by which individual clients of the Manager may elect to have distributions received from eREITs and eFunds reinvested across such individual client's Fundrise portfolio according to such individual client's selected preferences ("Reinvestment Plans"). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. For the six months ended June 30, 2020 and the year ended December 31, 2019, approximately $0 and $232,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the consolidated financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2019 consolidated balance sheet and certain related disclosures are derived from the Company’s 2019 audited consolidated financial statements. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

The company reports non-controlling interest in subsidiaries as equity in the consolidated financial statements and accounts for all transactions between the Company and non-controlling owners as equity transactions.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

As of June 30, 2020 and December 31, 2019, restricted cash consists of cash balances restricted in use by contractual obligations with third-parties for items such as reserves for insurance, real estate taxes, and replacement reserves in connection with our investments in rental real estate.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period.

Interest Paid in Advance

When a real estate debt investment is funded net of an interest reserve holdback, and is held by the Company, the Company accounts for the holdback funds by classifying them as an interest paid in advance reserve. As interest is incurred by the borrower, the Company recognizes interest income and reduces the interest paid in advance reserve until such time that the reserve is exhausted or the real estate debt investment redeems. Any remaining interest paid in advance reserve balance will be applied to the real estate debt investment balance upon redemption.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company is obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. Upon the Company’s NAV exceeding the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of June 30, 2020 and December 31, 2019, the Manager had incurred cumulative organizational and offering costs of approximately $962,000 on behalf of the Company. The Hurdle Rate was met as of December 31, 2017, so approximately $497,000 of offering costs were reimbursed or were reimbursable to the Manager as of June 30, 2020 and December 31, 2019. During the six months ended June 30, 2020 and 2019, the Company reimbursed the Manager approximately $0 and $359,000, respectively, in offering costs. As such, no organizational and offering costs remained payable to the Manager as of June 30, 2020 and December 31, 2019.

As of June 30, 2020 and December 31, 2019, the Company directly incurred cumulative offering costs of approximately $136,000 and $97,000, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment quarterly or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2020 and 2019.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. As of June 30, 2020 and December 31, 2019, no real estate debt investments were considered impaired. As such, no impairment losses were recorded related to real estate debt investments the six months ended June 30, 2020 and June 30, 2019.

We have certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Investment in Rental Real Estate Properties

In accordance with the guidance for business combinations, the Company determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Whether or not the acquisition of a property acquired is considered an asset acquisition, the Company recognizes the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired entity. The Company capitalizes acquisition-related costs associated with asset acquisitions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price to the acquired assets and assumed liabilities.

The amortization of in-place leases is recorded as an adjustment to amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

Significant improvements to properties are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building	20– 55 years
Tenant improvements	3 - 25 years
Furniture and fixtures	5- 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value, less cost to sell. During the six months ended June 30, 2020 and 2019, no such impairment occurred.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

Through December 31, 2019, the Company's redemption plan provided that, on a monthly basis, an investor had the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Effective as of January 1, 2020, we revised our redemption plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our new policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given quarter, as these real estate assets are paid off or sold, but we generally do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Due to the uncertainty caused by the new strain of coronavirus (“COVID-19”), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. Effective as of June 30, 2020, our Manager has determined to resume the processing and payment of redemptions under our redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2020 and 2019. Income tax expense or benefit with respect to a TRS is taxed under provisions similar to those applicable to regular corporations and not under the REIT provisions. A TRS was formed by the Company on July 13, 2018 and subsequently dissolved on November 13, 2019. No income tax expense was recorded during the six months ended June 30, 2020 and 2019, nor have any deferred tax assets or liabilities been recorded as of June 30, 2020 and December 31, 2019.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental income is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expense will be recorded within property operating and maintenance expenses in the consolidated financial statements.

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on real estate debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB’) issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, in response to the adverse impact of the COVID-19 global pandemic, the FASB issued an update to defer the effective date of the standard to annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (Topic 848) which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships and other transactions that reference the London interbank offered rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in Accounting Standards Codification Topic 840, Leases ("Topic 840") addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the Financial Accounting Standards Board ("FASB") issued a document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under Topic 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Entities making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period. We are evaluating this policy election and have not determined if we will evaluate any lease-related relief we provide to mitigate the economic effects of COVID-19 as a lease modification under Topic 840.  While we did not grant any lease-related relief as a result of COVID-19 during the six months ended June 30, 2020, we may grant concessions and additional lease-related relief, such as the deferral of lease payments, for a period of time. The nature and financial impact of such rent relief is currently unknown as negotiations are in progress.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2020	For the Year Ended December 31, 2019
Beginning balance	$21,378	$13,164
New investments in equity method investees	2,753	12,626
Distributions received	(472)	(3,895)
Equity in earnings (losses) of equity method investees	(162)	(517)
Ending balance	$23,497	$21,378

As of June 30, 2020 and December 31, 2019, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2017, a 95% non-controlling member interest in RR Cedars GP, LLC, whose activities are carried out through the following wholly-owned asset: Cedars of San Marcos Apartments, a garden-style multifamily property in San Marcos, TX.

(2)	Acquired in 2017, a 90% non-controlling member interest in CWP Forest Cove JV, LLC, whose activities are carried out through the following wholly-owned assets: Asbury Plaza Apartments, a garden-style multifamily property in Denver, CO and Forest Cove Apartments, a garden-style multifamily property in Denver, CO.

(3)	Acquired in 2018, a 14% non-controlling member interest in Aspect Promenade JV, LP, whose activities are carried out through the following wholly-owned assets: The Aspect Apartments, an apartment complex in Kissimmee, FL; The EnV Apartments, an apartment complex in Hollywood, FL; and The Sterling Town Center, an apartment complex in Raleigh, NC.

In 2018, the Company invested in NP 85, LLC, which was accounted for as an equity method investment due to our member interest being structured as a holding company that issued debt to the borrower of the Aura Westover Hills property. During the year ended December 31, 2019, the borrower refinanced the underlying property and repaid the related loan in full with interest. Consequently, the approximate $2.6 million of proceeds from NP 85, LLC were distributed to the members such that the remaining equity interest at December 31, 2019 was $0 and the entity was liquidated. Accordingly, there was no gain on sale of the investment.

As of June 30, 2020 and December 31, 2019, the Company's investments in companies that are accounted for under the equity method of accounting included the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 10, Related Party Arrangements for further information regarding National Lending, LLC.

As of and for the six months ended June 30, 2020, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	RR Cedars GP LLC As of June 30, 2020	Forest Cove JV LLC As of June 30, 2020	Aspect Promenade JV LP As of June 30, 2020	National Lending LLC As of June 30, 2020
Real estate assets, net	$14,268	$31,226	$180,275	$-
Other assets	369	826	11,210	47,416
Total assets	$14,637	$32,052	$191,485	$47,416

Mortgage notes payable	$12,480	$22,970	$121,873	$-
Other liabilities	295	346	2,330	-
Equity	1,862	8,736	67,282	47,416
Total liabilities and equity	$14,637	$32,052	$191,485	$47,416
Company's equity investment, net	$1,769	$7,878	$8,978	$4,872

Condensed income statement information:	RR Cedars GP LLC For the Six Months Ended June 30, 2020	CWP Forest Cove JV LLC For the Six Months Ended June 30, 2020	Aspect Promenade JV LP For the Six Months Ended June 30, 2020	National Lending LLC For the Six Months Ended June 30, 2020
Total revenue	$1,038	$1,681	$9,405	$311
Total expenses	1,238	1,766	8,936	14
Net income (loss)	$(200)	$(85)	$469	$297
Company’s equity in earnings (losses) of investee	$(190)	$(61)	$57	$32

As of December 31, 2019 and for the six months ended June 30, 2019, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	RR Cedars GP LLC As of December 31, 2019	CWP Forest Cove JV LLC As of December 31, 2019	Aspect Promenade JV LP As of December 31, 2019	National Lending LLC As of December 31, 2019
Real estate assets, net	$14,447	$31,595	$182,392	$-
Other assets	527	767	2,936	19,313
Total assets	$14,974	$32,362	$185,328	$19,313

Mortgage notes payable	$12,355	$22,957	$122,214	$-
Other liabilities	454	384	1,072	-
Equity	2,165	9,021	62,042	19,313
Total liabilities and equity	$14,974	$32,362	$185,328	$19,313
Company's equity investment, net	$2,049	$8,120	$9,123	$2,086

Condensed balance sheet information (continued):	NP 85 LLC As of December 31, 2019
Real estate assets, net	$-
Other assets	-
Total assets	$-

Mortgage notes payable	$-
Other liabilities	-
Equity	-
Total liabilities and equity	$-
Company's equity investment	$-

	RR Cedars GP	CWP Forest	NP 85 LLC	Aspect Promenade JV
Condensed income statement information:	LLC For the Six Months Ended June 30, 2019	Cove JV LLC For the Six Months Ended June 30, 2019	For the Period January 1, 2019 to February 27, 2019 (Liquidation)	LP For the Six Months Ended June 30, 2019

Total revenue	$996	$1,661	$270	$8,798
Total expenses	1,281	1,734	-	8,364
Net income (loss)	$(285)	$(73)	$270	$434
Company’s equity in earnings (losses) of investee	$(272)	$(65)	$25	$38

National Lending, LLC was formed on July 1, 2019 and therefore no operating results have been presented for the six months ended June 30, 2019.

4.	Real Estate Debt Investments

As of June 30, 2020 and December 31, 2019, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these consolidated financial statements. The following table describes our real estate debt investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Six Months Ended June 30, 2020	For the Year Ended December 31, 2019
Beginning balance	$30,560	$34,227
Investments (1)	3,355	19,982
Principal repayments (2)	(4,175)	(23,649)
Ending balance	$29,740	$30,560

(1)	No new real estate debt investments were acquired during the six months ended June 30, 2020, but borrowers have drawn additional funds on existing real estate debt investments. Investments as of December 31, 2019 include three new preferred equity investments added during the year ended December 31, 2019.

(2)	Principal repayments as of June 30, 2020 include two preferred equity investments repaid in full. Principal repayments as of December 31, 2019 include four preferred equity investments repaid in full and one senior debt investment acquired during 2018 that was subsequently converted to an investment in equity method investees during the year ended December 31, 2019.

As of June 30, 2020 and December 31, 2019, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Accrued interest, PIK, represents accruable interest payable by related real estate debt investments upon maturity.

The following table presents the Company’s investments in real estate debt investments as of June 30, 2020 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost(1)	Future Funding Commitments	Carrying Value
Preferred equity	9	$29,740	$-	$29,740
Balance as of June 30, 2020	9	$29,740	$-	$29,740

(1)	For preferred equity investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents the Company’s investments in real estate debt investments as of December 31, 2019 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost(1)	Future Funding Commitments	Carrying Value
Preferred equity	11	$30,560	$3,355	$30,560
Balance as of December 31, 2019	11	$30,560	$3,355	$30,560

(1)	For preferred equity investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents certain information about the Company’s investments in real estate debt investments, as of June 30, 2020, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	9	$8,515	$3,855	$17,370	$-
Balance as of June 30, 2020	9	$8,515	$3,855	$17,370	$-

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2019, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	11	$5,815	$7,375	$17,370	$-
Balance as of December 31, 2019	11	$5,815	$7,375	$17,370	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2020 and December 31, 2019, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Investments in Rental Real Estate Properties, net

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of June 30, 2020	As of December 31, 2019
Land	$16,115	$16,117
Building	86,560	86,573
Site improvements	3,871	3,871
Furniture and fixtures	1,644	1,614
Total gross investment in rental real estate properties	$108,190	$108,175
Less: Accumulated depreciation	(2,707)	(142)
Total investment in rental real estate properties, net	$105,483	$108,033

As of June 30, 2020 and December 31, 2019, we had one rental real estate property, which consists of the following:

(1)	Acquired in December 2019, an 81% controlling interest in FR-ICG EVO Parent LLC (“FR Interwest EVO”) for an initial purchase price of $37.8 million. FR Interwest EVO used the proceeds to acquire a single mid-rise multifamily property in Las Vegas, Nevada (the “EVO Property)” for a total purchase price of approximately $106.5 million.

The carrying amount of the rental real estate properties above includes cumulative capitalized transaction costs of approximately $1.7 million, which includes cumulative acquisition fees paid to the Sponsor of approximately $866,000.

For the six months ended June 30, 2020 and 2019, the Company recognized approximately $2.6 million and $0, respectively, of depreciation expense on rental real estate properties.

The following table summarizes the purchase price allocation for the properties acquired during the year ended December 31, 2019 (amounts in thousands):

FR Interwest EVO
Land	$16,117
Building	86,573
Site improvements	3,871
Furniture and fixtures	1,614
In-place lease assets	1,747
Above-market debt value	(3,719)
Other	273
Total purchase price	$106,476
Assumed mortgage note	55,092
Non-controlling interest	8,736
Net purchase price	$42,648

There were no investments in rental real estate properties acquired during the six months ended June 30, 2020.

6.	Mortgage payables, net

The following is a summary of the mortgage notes secured by the Company’s properties as of June 30, 2020 and December 31, 2019 (dollar amounts in thousands):

Borrower	Amount of Loan	Interest Rate	Maturity Date	Balance at June 30, 2020	Balance at December 31, 2019
FR-ICG EVO Owner LLC	$5,437	4.99%	11/01/2028	$5,406	$5,437
FR-ICG EVO Owner LLC	$55,092	4.58%	11/01/2028	$55,092	$55,092

Loan costs are being amortized over the loan term on the straight-line method, which approximates the effective interest method. As of June 30, 2020 and December 31, 2019, total loan costs incurred were approximately $405,000. Unamortized loan costs are reflected on the consolidated balance sheet as a reduction to the related mortgage notes payable. For the six months ended June 30, 2020 and year ended December 31, 2019, amortization of loan costs was approximately $19,000 and $1,100, respectively and included within interest expense in the consolidated statements of operations.

The following table presents the future principal payments due under the Company’s mortgage notes as of June 30, 2020 (amounts in thousands):

Year	Amount
Remainder of 2020	$44
2021	80
2022	84
2023	89
2024	93
Thereafter	60,108
Total	$60,498

7.	Intangible Assets and Liabilities

As of June 30, 2020 and December 31, 2019, the Company’s intangible assets and liabilities consist of in-place lease assets and above-market debt value, allocated from the purchase price of our December 2019 investment in rental real estate properties.

As of June 30, 2020 and December 31, 2019, in-place lease assets, net were approximately $0 and $1.5 million, respectively. In-place lease assets are amortized over the life of the lease. For the six months ended June 30, 2020 and 2019, amortization of in-place lease assets was approximately $1.5 million and $0, respectively, and included in depreciation and amortization in the consolidated statements of operations.

As of June 30, 2020 and December 31, 2019, above-market debt value, net was approximately $3.5 million and $3.7 million, respectively. Above-market debt value is amortized as an adjustment to interest expense over the term of the mortgage note. For the six months ended June 30, 2020 and 2019, amortization of above-market debt value was approximately $191,000 and $0, respectively and included in interest expense in the consolidated statements of operations.

The estimated future amortization on the Company’s intangibles for each of the next five years and thereafter as of June 30, 2020 is as follows (amounts in thousands):

Year	In-place Lease Assets	Above-market Debt Value
Remainder 2020	$-	$(209)
2021	-	(418)
2022	-	(418)
2023	-	(418)
2024	-	(418)
Thereafter	-	(1,637)
Total	$-	$(3,518)

8.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members and distributions relating to the Sponsor and its affiliates for the six months ended June 30, 2020 and the year ended December 31, 2019 (all tabular amounts are in thousands except per share data):

	Members						Related Parties(1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of June 30, 2020	Payment Date	Total Declared
February 1, 2020 through February 29, 2020	0.0009589041	$269		01/29/2020	$269	04/09/2020	$1
March 1, 2020 through March 31, 2020	0.0013698630	413		02/26/2020	413	04/09/2020	1
April 1, 2020 through April 30, 2020	0.0005479452	158		03/30/2020	-	07/09/2020	-
May 1, 2020 through May 31, 2020	-	-		N/A	-	N/A	-
June 1, 2020 through June 30, 2020	-	-		N/A	-	N/A	-
July 1, 2020 through July 31, 2020	0.0006849315	203	(2)	06/29/2020	-	10/21/2020	-
Total		$1,043			$682		$2

	Members						Related Parties(1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2019	Payment Date	Total Declared
February 1, 2019 through February 28, 2019	0.0016438356	$257		01/30/2019	$257	04/10/2019	$-
March 1, 2019 through March 31, 2019	0.0013698630	249		02/28/2019	249	04/10/2019	-
April 1, 2019 through April 30, 2019	0.0015068493	276		03/28/2019	276	07/11/2019	1
May 1, 2019 through May 31, 2019	0.0026027397	524		04/30/2019	524	07/11/2019	1
June 1, 2019 through June 30, 2019	0.0012328767	243		05/30/2019	243	07/11/2019	-
June 30, 2019 through	0.0451418430	318		06/27/2019	318	07/11/2019	1
July 1, 2019 through July 31, 2019	0.0017808219	383		06/28/2019	383	10/09/2019	1
August 1, 2019 through August 31, 2019	0.0016438356	369		07/30/2019	369	10/09/2019	-
September 1, 2019 through September 30, 2019	0.0016438356	371		08/29/2019	371	10/09/2019	-
October 1, 2019	0.0016438356	12		08/29/2019	-	01/13/2020	-
October 2, 2019 through October 31, 2019	0.0017808219	411		10/01/2019	-	01/13/2020	1
November 1, 2019 through November 30, 2019	0.0015068493	364		10/31/2019	-	01/13/2020	-
December 1, 2019 through December 30, 2019	0.0006849315	186		11/26/2019	-	01/13/2020	-
December 31, 2019	0.1081091234	1,037		12/26/2019	-	01/13/2020	2
January 1, 2020 through January 31, 2020	0.0009589041	285	(3)	12/23/2019	-	04/09/2020	-
Total		$5,285			$2,990		$7

(1)	Total distributions declared to related parties are included in total distributions declared to all members.

(2)	The liability for the July 2020 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2020 consolidated financial statements, and is scheduled to be paid three weeks after September 30, 2020.

(3)	The liability for the January 2020 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2019 consolidated financial statements. This amount was subsequently determined to be approximately $289,000.

9.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2020 and December 31, 2019, the Company’s significant financial instruments consist of cash and cash equivalents, real estate debt investments, and mortgage and other notes payable. With the exception of real estate debt investments and mortgage payable, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including PIK interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2020 and December 31, 2019, management estimated the fair value of our real estate debt investments including PIK interest to be approximately $31.8 million. As of June 30, 2020 and December 31, 2019, management estimated the fair value of our mortgage payable to be approximately $66.0 million and $64.2 million, respectively.

10.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2020 and 2019.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2020 and 2019, the Manager incurred approximately $6,000 and $34,000 of operational costs on our behalf, respectively. Of such amounts, approximately $2,000 and $13,000 were due and payable as of June 30, 2020 and December 31, 2019, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85% based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

During the six months ended June 30, 2020 and 2019, we have incurred asset management fees of approximately $409,000 and $241,000, respectively. As of June 30, 2020 and December 31, 2019, approximately $205,000 and $162,000, respectively, of asset management fees were payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. Beginning on May 1, 2017, the Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2020 and December 31, 2019, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of June 30, 2020 and December 31, 2019, no disposition fees were incurred or paid.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2020 and 2019, the Company did not purchase any investments from Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2020 and 2019, fees of approximately $5,000 and $7,000, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of June 30, 2020 and December 31, 2019. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the six months ended June 30, 2020 and 2019, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of June 30, 2020 and December 31, 2019.

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates. The total drawn between the ten noteholders was not to exceed $10.0 million. The loan bore a 3.00% interest rate and expired on January 31, 2019. As a result, the promissory note is no longer available to fund acquisitions. During the six months ended June 30, 2020 and 2019, the Company had drawn approximately $0 and $1.6 million, respectively, on the grid note and had incurred interest of approximately $0 and $2,000, respectively. During the six months ended June 30, 2019, the Company repaid all principal and interest in full.

For the six months ended June 30, 2020 and 2019, the Sponsor incurred approximately $11,000 and $4,000 of operational costs on our behalf, respectively. Of such amounts, approximately $1,000 was due and payable as of June 30, 2020 and December 31, 2019.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC (“National Lending”), which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 20, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. As of June 30, 2020 and December 31, 2019, the Company has contributed approximately $4.8 million and $2.0 million for a 10.3% and 10.8% ownership in National Lending, respectively.

National Lending then may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed in order to maintain greater liquidity and better finance their individual real estate investment strategies. All transactions between National Lending and the borrowers are reviewed by the Independent Manager. As of June 30, 2020, we had entered into four promissory notes with National Lending, with a total outstanding principal balance of $10.3 million, a weighted average interest rate of approximately 2.0% per annum, and maturity dates ranging from December 18, 2020 through June 29, 2021.

As of December 31, 2019, we had entered into one promissory note in the principal amount of $6.0 million, maturing on December 18, 2020 with an interest rate of 4.5% per annum. For the six months ended June 30, 2020 and 2019, the Company incurred approximately $78,000 and $0, respectively, in interest expense on notes with National Lending. As of June 30, 2020 and December 31, 2019, we had outstanding accrued interest of approximately $87,000 and $9,000, respectively, due to National Lending.

11.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

12.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of June 30, 2020 and December 31, 2019, approximately $465,000 of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

13.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 25, 2020, for potential recognition or disclosure.

Offering

As of September 25, 2020, we had raised total gross offering proceeds of approximately $104.7 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 10,472,000 of our common shares.

Principal Repayments

As of September 25, 2020, the Company received full repayment for two real estate investments in the amount of approximately $6.2 million plus outstanding interest.

Coronavirus Impact

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results, such as the potential negative impact to occupancy and corresponding rental income from its investments in real estate and investments in equity method investees, or interest receivable from its real estate debt investments. The Company is unable to quantify the impact COVID-19 may have on its financial results on an ongoing basis.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s DOS/A filed on May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s DOS/A filed on May 24, 2016)
2.3*	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s DOS/A filed on May 24, 2016)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Appendix A to the Company’s Offering Circular filed on October 30, 2019)
6.1*	Form of License Agreement between Fundrise Midland Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s DOS/A filed on May 24, 2016)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s DOS/A filed on May 24, 2016)
6.3*	Form of Servicing Agreement between Fundrise Midland Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s DOS/A filed on May 24, 2016)

*	Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on September 25, 2020.

Fundrise Midland Opportunistic REIT, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 25, 2020
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of	September 25, 2020
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)